UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, June 11, 2014

To
New York Stock Exchange, Inc.
New York, NY

Ref.: Intermediary Dividends

The Board of Executive Officers of Banco Bradesco S.A., in a meeting held today, decided to propose to the Board of Directors, which will resolve in a meeting to be held on June 24, 2014, the payment to the Company’s shareholders of intermediary dividends, related to the first half 2014, in the total amount of R$829 million, consisting of R$0.188201395 per common share and R$0.207021535 per preferred share.

The shareholders registered in the Company’s Books on June 24, 2014 (declaration date) shall be benefited. The Company’s shares will be traded “ex-right” on dividends from June 25, 2014 on.

Upon the approval of the proposal, the payment will be made on July 18, 2014 by the declared amount, with no Withholding Income Tax, according to Article 10 of Law #9,249/95.

The dividends to be approved:

1)      represent, approximately, 11.8 times the amount of the interest on shareholders’ equity  monthly paid (net of Withholding Income Tax);

2)      will be computed in the calculation of mandatory dividends of the fiscal year, as provided in the bylaws.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Deputy Executive Officer and

Investors Relations Officer

•         Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone  55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 16, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.